

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 30, 2018

Mr. Jeffrey N. Boyer
Executive Vice President, Chief Financial Officer and Treasurer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, TX 75080

      Re: **Fossil Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 30, 2017
              Filed March 2, 2018
              File No. 0-19848

Dear Mr. Boyer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief
                    Office of Consumer Products